EXHIBIT 99.1

Loncor Resources Increases and Upgrades Mineral Resources at its
Makapela Prospect in the DRC

●	Indicated Mineral Resource of 0.61 million ounces (2.20 million tonnes grading at 8.66 g/t Au ); Inferred Mineral Resource of 0.55 million ounces (3.22 million tonnes grading at 5.30 g/t Au )
●	More than 600,000 ounces move from Inferred to Indicated category

Toronto, Canada - April 9, 2013 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE MKT: "LON") is pleased to announce increases and upgrades of Mineral Resources at the Company's Makapela prospect, Ngayu Gold Project, northeastern Democratic Republic of the Congo (the "DRC"). These Mineral Resources incorporate an additional 13 core holes from the initial, Inferred-only maiden resource of 1.00 million ounces (4.10 million tonnes grading 7.59 g/t Au using a 2.75 g/t Au cut-off grade) that was announced by the Company in a press release dated May 29, 2012. This current resource statement has been undertaken as part of the Preliminary Economic Assessment (“PEA”) currently being undertaken by a number of independent consultants at Makapela with completion slated for the end of May 2013.

"We are very encouraged by this increase in total mineral resources as well as upgrading of over 600,000 ounces into the Indicated category" commented Loncor President & CEO Peter Cowley. “The good continuity along strike and at depth bode well for a potential underground mining operation and we are currently undertaking a PEA of this resource to assess its potential economic viability. This includes additional metallurgical test work, mining and infrastructural studies, capital and operating costs and preliminary environmental considerations. The gold grades outlined to date have the potential to deliver an economic operation with competitive gold production and operating costs.”

Core drilling began at Makapela in October 2010 and has focused on a quartz vein system within a sequence of basalts, thin units of banded iron formation and dolerite sills of Archaean age. A total of 71 core holes totalling 21,635 metres (including deflections) have been used to estimate these Indicated and Inferred Mineral Resources at Makapela. Drilling has been focused on three main veins: Reef 1, Reef 2, and Sele Sele that occur over a total strike length of 2.2 kilometres. Core drilling was undertaken on an approximate grid pattern of 80 by 80 metres down to a vertical depth of 240 metres and then on a 160 by 80 metre grid pattern down to a maximum depth of 480 metres.

Tables I and II below summarise the Indicated and Inferred Mineral Resources at Makapela using various cut-off grades including a base case economic cut-off grade of 2.75 g/t Au that used a US$1,500/oz gold price and appropriate cost parameter assumptions and metallurgical recoveries.

TABLE I - MAKAPELA INDICATED MINERAL RESOURCES (with an effective date of April 9, 2013)

Cut-off Grade (g/t Au)	Average Grade (g/t Au)	Tonnes (Mt)	Gold Content (Ounces)
1.00	7.45	2.683	643,000
2.00	8.14	2.407	629,700
2.75*	8.66	2.205	614,200
3.00	8.87	2.130	607,200
4.00	9.97	1.764	565,500
 Minimum mining true thickness of 1.5 metres. *Cut-off grade estimated using a USD$1,500/oz gold price with appropriate cost parameter assumptions for mining and other economic factors.

TABLE II - MAKAPELA INFERRED MINERAL RESOURCES (with an effective date of April 9, 2013)

Cut-off Grade (g/t Au)	Average Grade (g/t Au)	Tonnes (Mt)	Gold Content (Ounces)
1.00	3.49	6.944	779,800
2.00	4.29	4.900	675,900
2.75*	5.30	3.223	549,600
3.00	5.69	2.781	508,700
4.00	7.26	1.640	382,600
 Minimum mining true thickness of 1.5 metres. *Cut-off grade estimated using a USD$1,500/oz gold price with appropriate cost parameter assumptions for mining and other economic factors.

In terms of material type, approximately 9% of the total Mineral Resources are in oxides, 6% in transitional and 85% in fresh rock.

These Mineral Resource estimates were prepared by independent consultants Venmyn Deloitte ("Venmyn"). The geology and drilling information was analysed, interpreted and estimated by Andrew Clay of Venmyn, who is  a "qualified person" as such term is defined in National Instrument 43-101.Mr. Clay has visited the site to review data collection procedures, geological interpretations and modelling, and estimation using geostatistical techniques.

Venmyn also reviewed the geological and grade continuity to supplement the review of data quality in order to confer Mineral Resource classification categories to reflect the variable sample coverage. Venmyn is satisfied that all drilling, sampling, database and geological modelling protocols comply with the standards prescribed by National Instrument 43-101.

The following key assumptions, parameters and methodologies were used to estimate the mineral resources:

●	Datamine Studio 3™ software was the modelling package used for the determination of the mineral resources.

●
Gold grades were determined using ordinary kriging interpolation into a 3-dimensional block model constrained by mineralization wireframes developed from a 2g/t Au sample cut-off grade and a minimum horizontal width of 1.5 metres.

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The mineralization models were constrained within the wireframe with primary block dimensions of 10 metres N-S (along strike), 5 metres E-W (cross strike direction) and 10 metres in the vertical direction.

●	Grade interpolation was effected separately for the individual mineralized zones and Datamine’s dynamic anisotropy process was employed to control the orientation and axes of the search volumes.

●
The down dip extrapolations were restricted to three times the variogram range from the last drillhole used in the interpolation and the model was trimmed off at a maximum depth of 500 metres from the surface for reporting purposes.

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Portions of the resource have been re-classified from Inferred to Indicated based on increased geological confidence and grade continuity due to data quality and data density following infill drilling. Criteria for Indicated are sufficient samples within one variogram range to achieve valid local estimates, in respect of positive kriging efficiency.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania. The core samples were then crushed down to minus 2 mm, and split with one half of the sample pulverized down to 90% passing 75 microns. Gold analyses were carried out on 50g aliquots by fire assay. In addition, checks assays were also carried out by the screen fire assay method to verify high grade sample assays obtained by fire assay. Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

A total of 2,614 core samples were taken to determine relative density measurements for the various reefs and oxide, transitional and fresh rock components.

Additional information with respect to the Company’s Ngayu Gold Project is contained in the technical report prepared by Venmyn Rand (Pty) Ltd, dated May 29, 2012 and entitled “Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Person
 Mr. Andrew Clay, Managing Director of Venmyn, is the "qualified person" (as such term is defined in National Instrument 43-101) who is responsible for the Mineral Resource estimates disclosed in this press release. Mr. Clay has reviewed and approved the contents of this press release.

Loncor Resources Inc. is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,087 sq km of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 53 exploration permits in North Kivu province located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of Mineral Resources, possible future gold production, drilling and other exploration results, potential Mineral Resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated Mineral Resources, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated March 28, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Cautionary Note Concerning Mineral Resource Estimates

The Mineral Resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the Mineral Resource estimates included in this press release are well established, by their nature Mineral Resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that Mineral Resources can be upgraded to Mineral Reserves through continued exploration.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Naomi Nemeth, Vice President, Investor Relations, Telephone: (416) 366-9189 or 1 (800) 714-7938, Ext. 2802.